EX-28.g.4
Concentration Accounts Agreement
     This Agreement is made and entered into as of the 2nd day of December 2009 by and among Nationwide Mutual Funds (the “Customer”) and JPMorgan Chase Bank, N.A., a national banking association organized under the laws of the United States (the “Bank”).
     Whereas, the Customer and the Bank are parties to the Global Custody Agreement dated April 4, 2003, as such agreement may be amended from time to time (the “Custodian Agreement”)
     Whereas, the Customer desires to maintain certain cash accounts with the Bank (the “Concentration Accounts”) to facilitate the processing of subscription and redemption transactions, and other types of transactions as may be agreed from time to time by the parties; and
     Whereas, the Bank is capable of providing, and desires to provide cash account services with regard to the Concentration Accounts;
     Now, Therefore, in consideration of the mutual covenants and agreements set forth below, the Bank and the Customer agree as follows:
1.	The Bank shall open each of the Concentration Accounts in the name or for the benefit of Customer.

2.	The Concentration Accounts shall be administered in accordance with the terms and conditions of the Custodian Agreement. The Bank and the Customer shall have their respective rights, remedies, obligations, and liabilities set out in the Custodian Agreement with respect to the administration of the Concentration Accounts.

3.	The Customer agrees that each person who is an Authorized Person under the Custodian Agreement for the purpose of instructing transactions of the type contemplated to be transacted through the Concentration Accounts shall be an Authorized Person authorized to provide Proper Instructions with respect to the Concentration Accounts.

4.	The Customer represents and warrants that it is duly authorized to enter into this Agreement.

5.	This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.

6.	Capitalized terms not otherwise defined in this Agreement shall bear the definition set forth in the Custodian Agreement.

7.	This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The parties hereto each waive trial by jury in any action or proceeding arising out of or in connection with the subject matter of this Agreement.
     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and behalf on the day and year first above written.
JPMORGAN CHASE BANK, N.A.

BY:	/s/ John Barry

PRINT NAME: John Barry

TITLE: Vice President
NATIONWIDE MUTUAL FUNDS

BY:	/s/ Michael S Spangler

PRINT NAME: Michael S Spangler

TITLE: President & CEO

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